[GAP INC. LOGO]

June 7, 2010

Via EDGAR & Federal Express

John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Gap, Inc. File No. 001-07562

Form 10-K for the Fiscal Year Ended January 30, 2010

Definitive Proxy Statement on Schedule 14A, filed April 6, 2010

Dear Mr. Reynolds:

Thank you for your letters dated May 11, 2010 and May 19, 2010, which were addressed to our Chairman and Chief Executive Officer, Glenn Murphy. As Vice President and Deputy General Counsel of The Gap, Inc. (the Company), I am responding to your letters. Our response to the May 11, 2010 letter begins on this page. Our response to the May 19, 2010 letter begins on page 7. We have repeated your comments below and have responded to them with the actions we propose to take in our future filings.

May 11, 2010 Comment Letter

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Classification of Expenses, page 42

1.	We note that you classify merchandise handling and receiving expenses and distribution center general and administrative expenses as a component of Operating Expenses. In order to enhance an investor’s understanding of these expenses, please confirm in future Exchange Act filings you will disclose the amount incurred in each year for which financial statements are presented.

Mr. John Reynolds

United States Securities and Exchange Commission

Our Response

We continually review our Exchange Act filings to ensure the information disclosed is meaningful to our investors. In doing this, we take into consideration the questions received or the information requested from our investors beyond what is required to be disclosed. As an example, our investors are focused on free cash flow, store count, comparable store sales, and square footage information and we include this additional disclosure in our Form 10-Qs and 10-Ks. We generally do not receive questions or requests for information on merchandise handling and receiving costs and distribution center general and administrative expenses (collectively “DC Expenses”) from our investors or analysts and, accordingly, we have concluded that this additional disclosure would not meaningfully enhance an investor’s understanding of our business.

We acknowledge that the classification of DC Expenses varies across the apparel retail industry; however, DC expenses have not fluctuated significantly over the last three years in total, as a percent of sales, or as a percent of operating expenses. For reference, DC Expenses during the last three fiscal years represented approximately 2% of net sales and 6% of operating expenses.

For these reasons, we do not believe the disclosure of DC Expenses would enhance our investors’ understanding of our results of operations.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12 – Income Taxes, page 61

2.	We note your footnote disclosure states that you intend to utilize the undistributed earnings of your foreign subsidiaries in your foreign operations for an indefinite period of time except as it relates to the recently repatriated earnings from your Canadian and Japanese subsidiaries. Considering that you have repatriated earnings from your Canadian subsidiaries in each of the past three fiscal years and from your Japanese subsidiaries in each of the past two fiscal years, please tell us the factors considered by management in its conclusion that the undistributed earnings of your foreign subsidiaries will not be repatriated, especially in relation to your Canadian and Japanese subsidiaries. Your response should also outline your plans for the permanent reinvestment of the undistributed earnings of your foreign subsidiaries. Refer to FASB ASC 740-30-25-17.

Our Response

The Gap, Inc. has generated cash from operating activities in excess of $1.4 billion in each of the last three fiscal years. As of January 30, 2010, there was no debt outstanding. Cash and cash equivalents totaled $1.7 billion or more at the end of each of the last three fiscal years. From a domestic perspective, at the end of each of the last three fiscal years, we had cash and cash equivalent balances in excess of $1 billion and, accordingly, we did not require the repatriation of foreign earnings for domestic operating purposes in these three years.

Mr. John Reynolds

United States Securities and Exchange Commission

As disclosed in our fiscal year 2009 Form 10-K, we had undistributed earnings in our foreign subsidiaries as of January 30, 2010 of approximately $1.1 billion which we had determined to be permanently reinvested. If we had determined these undistributed earnings were not permanently reinvested, the deferred tax liability as of January 30, 2010 would have been approximately $148 million, of which Hong Kong represented approximately $90 million, Japan represented approximately $40 million with the remaining balance primarily represented by European countries. Based on the availability of foreign tax credits, there was minimal potential net tax liability associated with the undistributed earnings of Canada as of January 30, 2010.

The total amount of undistributed earnings has not decreased over the last three fiscal years as we require a base level of undistributed earnings to maintain and grow our business. We have repatriated earnings from our Canadian subsidiaries in each of the past three fiscal years and from our Japanese subsidiary in each of the past two fiscal years; however, our Canadian and Japanese operations have generated earnings over these fiscal years in excess of the undistributed earnings we had determined to be permanently reinvested. Overall, we have not repatriated earnings that we had previously considered a permanent reinvestment.

In our review of the undistributed earnings balances of our foreign subsidiaries, we consider the current cash balances, local retained earnings requirements, and cash flow forecasts in order to determine the amount of undistributed earnings that is a permanent reinvestment. The cash flow forecasts incorporate future operating plans, long-term capital requirements, growth initiatives, and historical experience.

We have publicly announced our priority to focus on growing our international business through store openings, new concepts, and new regions and we have considered the funding needed for these international investments in our foreign cash flow forecasts. In addition, we determine the capital expenditures required to maintain our current retail business such as store remodels, information technology projects, and distribution center build-outs. We also consider the working capital requirements of the foreign subsidiaries by ensuring we have adequate cash on hand to fund the build-up of inventory for holiday season.

Hong Kong

With respect to Hong Kong, we have a number of growth initiatives planned for fiscal year 2010 and beyond including plans to open stores and offer online shopping in Hong Kong and China within the next year. In addition, there are significant adverse tax consequences associated with the repatriation of Hong Kong earnings to the United States. Accordingly, we have concluded that the undistributed earnings in Hong Kong are a permanent reinvestment in the business.

Japan

With respect to Japan, we have a number of growth initiatives planned for fiscal year 2010 and beyond including the opening of new stores and the introduction of online shopping to customers in Asia. We have concluded that the earnings to be used to fund these initiatives are a permanent reinvestment in the business. Note that although the undistributed earnings balance in Japan subsequent to the $83 million repatriation was approximately $328 million, the remaining cash balance was approximately $105 million.

Mr. John Reynolds

United States Securities and Exchange Commission

Europe

Our European subsidiaries have historically operated in a cash negative position and, accordingly, any balance of undistributed earnings is considered a permanent reinvestment in the business.

Canada

With respect to Canada, we have a number of growth initiatives planned for fiscal year 2010 and beyond including the opening of new stores and the introduction of online shopping to customers in Canada. In addition, we have plans to remodel approximately 30 stores in Canada, primarily Old Navy, in fiscal year 2010 and to continue our remodeling efforts in subsequent years. We have concluded that the earnings to be used to fund these initiatives are a permanent reinvestment in the business. Note that the retained earnings balance in Canada subsequent to the $117 million repatriation was approximately $59 million.

Based on the above, we believe the balance of undistributed earnings in our foreign subsidiaries is a permanent reinvestment and, accordingly, no deferred tax liability has been recorded with respect to these balances. In order to better describe our intent to fully utilize the undistributed earnings of our foreign subsidiaries in our foreign operations for an indefinite period of time, we propose modifying our disclosure in future annual filings as follows:

In future annual filings we plan to include disclosure similar to the following:

Except as noted below and where required by U.S. tax law, no provision was made for U.S. income taxes on the undistributed earnings of our foreign subsidiaries as we intend to utilize those earnings in the foreign operations for an indefinite period of time. Such undistributed earnings of foreign subsidiaries as of January xx, 20xx and January xx, 20xx was approximately $x billion and $x billion, respectively. If we had not intended to utilize the undistributed earnings in our foreign operations for an indefinite period of time, the deferred tax liability as of January xx, 20xx and January xx, 20xx would have been approximately $xx million and $xx million, respectively.

To the extent current earnings are in excess of our required level of undistributed earnings we plan to include disclosure similar to the following:

During fiscal 20xx, we assessed the forecasted cash needs and overall financial position of our foreign subsidiaries. As a result, we determined that approximately $xx million was in excess of the amount we expect to utilize in our foreign operations for an indefinite period of time and, accordingly, we have established a deferred tax liability for U.S. income taxes with respect to such earnings as of January xx, 20xx and have recorded related tax expense of $x million.

Mr. John Reynolds

United States Securities and Exchange Commission

Item 15. Exhibits, Financial Statement Schedules

3.	We note that you failed to include the exhibits or schedules to some of your filed exhibits. Please file a complete copy of Exhibits 10.1, 10.3, 10.5, 10.7, 10.10, 10.13, 10.14, 10.15, 10.16 and 10.101 with your next Exchange Act report

Our Response

With respect to Exhibit 10.1, Credit Agreement, dated as of August 30, 2004, filed as Exhibit 10.1 to Registrant’s Form 8-K on September 2, 2004, we acknowledge the Staff’s comment and will re-file the Credit Agreement in its entirety as an exhibit to our quarterly report on Form 10-Q for the fiscal quarter ended May 1, 2010.

With respect to Exhibits 10.3 and 10.5, the 3-Year Letter of Credit (“LC”) Agreements, dated May 6, 2005, with Bank of America and JPMorgan Chase Bank, respectively, we advise the Staff that we entered into amendments to each of these 3-Year LC Agreements to change the termination date from May 6, 2008 to May 18, 2007. These amendments were filed as Exhibits 10.4 and 10.5 to Registrant’s Form 8-K on May 24, 2007. As a result, these two 3-Year LC Agreements were terminated more than two years prior to the filing of our Annual Report on Form 10-K and, we believe, are no longer material an investor’s understanding of the Company or required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K. In light of this, the Company will no longer include these agreements as exhibits to its periodic reports going forward.

With respect to Exhibits 10.7 and 10.10, the 3-Year LC Agreements, dated May 6, 2005, with HSBC Bank USA, National Association, and Citibank, N.A., we acknowledge the Staff’s comment and will re-file Exhibits 10.7 and 10.10 in their entirety as exhibits to our quarterly report on Form 10-Q for the fiscal quarter ended May 1, 2010.

With respect to Exhibits 10.13, 10.14, 10.15 and 10.16, the 365-Day LC Agreements, dated May 6, 2005, with Bank of America, JPMorgan Chase Bank, HSBC Bank USA, National Association, and Citibank, N.A., respectively, we advise the Staff that these agreements terminated in May 2006. As a result, these four 365-Day LC Agreements were terminated more than two years prior to the filing of our Annual Report on Form 10-K and, we believe, are no longer material to an investor’s understanding of the Company or required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K. In light of this, the Company will no longer include these agreements as exhibits to its periodic reports going forward.

With respect to Exhibit 10.101, we acknowledge the Staff’s comment and will re-file Exhibit 10.101, including its attachment, as an exhibit to our quarterly report on Form 10-Q for the fiscal quarter ended May 1, 2010.

Mr. John Reynolds

United States Securities and Exchange Commission

4.	We note that you have filed form of agreements for the Performance Share Agreements, such as Exhibits 10.82 and 10.85, which have omitted the performance goals. Please file the executed agreements.

Our Response

With respect to Exhibit 10.82, Form of Performance Share Agreement for Executives under the 2006 Long-Term Incentive Plan, we advise the Staff that we have only used this form once, in connection with a grant of performance shares to Glenn Murphy, our Chief Executive Officer, in July 2007. The performance goals related to that grant have been fully disclosed in the Compensation Discussion and Analysis sections of our Proxy Statements for our 2008, 2009 and 2010 Annual Meeting (see, for example, page 34 of our Definitive Proxy Statement on Schedule 14A, filed April 6, 2010). As a result, and in accordance with Instruction 1 to Item 601(b)(10) of Regulation S-K, we do not plan to file the executed version of Mr. Murphy’s agreement since there are no provisions in his agreement that have not otherwise been disclosed and that are necessary to an investor’s understanding of Mr. Murphy’s compensation under the agreement.

With respect to Exhibit 10.85, Form of Performance Share Agreement under the 2006 Long-Term Incentive Plan, we advise the Staff that we have used this form only in connection with grants of performance shares to certain of our senior executives in March 2010. Rather than filing the executed versions of each of those Performance Share Agreements, we plan to file a Form of Performance Share Agreement that would include the complete Performance Goals section of the agreement, as an exhibit to our quarterly report on Form 10-Q for the fiscal quarter ended May 1, 2010, in accordance with Instruction 1 to Item 601(b)(10) of Regulation S-K. A copy of that Form of Performance Share Agreement is attached to this letter as Exhibit A.

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

Executive Compensation and Related Information, page 27

5.	We note that 25% of your bonus compensation was based upon individual objectives for most of your NEOs. In future filings, please disclose the individual objectives considered for each of the NEOs.

Our Response

We have provided disclosure in the Compensation Discussion and Analysis section of our Proxy Statement regarding our overall compensation program, including the individual objectives component of the annual cash incentive program for senior executives. As part of this disclosure, we have summarized a number of these individual objectives (see pages 32-33 of our Definitive Proxy Statement on Schedule 14A filed April 6, 2010). However, we have not listed or quantified all of the specific subjective goals set for our senior executives under the individual objectives component because achievement of those objectives was not material to their overall compensation. In addition, as we noted in our Proxy Statement (page 32), the extent to which these goals were achieved and the ultimate weighting of each goal was assessed subjectively by our Chief Executive Officer.

Mr. John Reynolds

United States Securities and Exchange Commission

The overall compensation of our NEOs consists of a number of components, including base salary, an annual cash incentive bonus, a variety of long-term equity based incentives, and a number of perquisites and other benefits. As a result, while 25% of the annual cash incentive bonus for most of our NEOs was based upon a number of individual objectives, the individual objective component was a much smaller percentage of overall compensation, and the value of any one individual objective was even smaller. Accordingly, achievement of no individual objective by itself was material to an executive’s overall compensation.

Please note that our disclosure is consistent with our February 29, 2008 response to the Staff’s January 29, 2008 comment letter to the Company regarding the disclosure of performance based compensation. In that letter (footnote 1), we stated that “[a]s was the case in our 2007 Proxy Statement, we plan to summarize these subjective factors in our 2008 Proxy Statement.”

May 19, 2010 Comment Letter

General

1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Our Response

In connection with the preparation of our Proxy Statement for our 2010 Annual Meeting of Shareholders, and in response to Item 402(s) of Regulation S-K, management conducted a comprehensive overall review of each of the Company’s compensation policies and practices for the purpose of determining whether any of those policies and practices are reasonably likely to have a material adverse effect on the Company. As a part of this review, each of the Company’s compensation policies and practices were compared to a number of specific factors that could potentially increase risk, including the specific factors that the SEC has identified as potentially triggering disclosure. The Company balanced these factors against a variety of mitigating factors. Examples of just some of the mitigating factors are (i) compensation policies and practices are structured similarly across business units; (ii) the risk of declines in performance in our largest business units is well understood and managed; (iii) incentive compensation expense is not a significant percentage of any significant unit’s revenues; (iv) for executives, a significant portion of variable pay is delivered through long-term incentives which carry vesting schedules over multiple years; (v) a mix of compensation vehicles is used; (vi) stock ownership requirements for executives are in place; (vii) incentive plans are capped at all levels; (viii) threshold levels of performance must be achieved for the bulk of variable pay opportunities; and (ix) a clawback policy with respect to financial

Mr. John Reynolds

United States Securities and Exchange Commission

restatements is in place. Management’s assessment was also presented to the Company’s Chief Compliance Officer. As a result of management’s review, the Company determined that its policies and practices are not reasonably likely to have a material adverse effect on the Company.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly at (415) 427-2139 if you have any questions. You may also reach me via fax at (415) 427-7475.

Sincerely,

/s/ Thomas J. Lima
Thomas J. Lima
Vice President and Deputy General Counsel

cc:    Damon Colbert

Award No.	Exhibit A

THE GAP, INC.

PERFORMANCE SHARE AGREEMENT1

The Gap, Inc. (the “Company”) hereby grants to                      (the “Employee”), an award (the “Award”) of Performance Shares, which represent the right to receive shares of the Company’s common stock, $0.05 par value (the “Shares”) subject to the fulfillment of performance and vesting conditions and the other conditions set forth in the attached Appendix A. This Award is granted pursuant to The Gap, Inc. 2006 Long-Term Incentive Plan (the “Plan”) and is subject to all of the terms and conditions contained in this Performance Share Agreement (the “Agreement”), including the terms and conditions contained in the attached Appendix A. The date of this Agreement is                      (the “Date of Grant”). Subject to the provisions of Appendix A and of the Plan, the principal features of this Award are as follows:

Number of Performance Shares at Threshold Performance:

Number of Performance Shares at Target Performance:

Maximum Number of Performance Shares:

Performance Goals: The actual number of Shares to be earned under this Award will be determined based on (1) attainment of annual division or corporate earnings goals over 3 years, and (2) achievement of Company cumulative earnings goals for the same 3 years. In both cases, the earnings goals and the extent to which they have been achieved will be determined by the Compensation and Management Development Committee (the “Committee”) of the Board of Directors, in its sole discretion. In addition, the number of Shares earned under this Award may be further reduced at the Committee’s discretion.

Date(s) Performance Shares Scheduled to Vest: To the extent that the Performance Goals described above are achieved and Shares are earned, as determined and certified by the Committee, then (1) 50% of the earned Shares shall be paid on the date in                      that the Committee certifies attainment (the “Certification Date”), and (2) the remaining 50% of the earned Shares shall vest on the one year anniversary of the Certification Date. Notwithstanding the foregoing, if the Employee is demoted to a lower Company salary grade before the end of fiscal year         , Employee shall forfeit his or her Award.

As provided in the Plan and in this Agreement, this Award may terminate before the scheduled vest date(s) of the Performance Shares. For example, if Employee’s employment ends before the date this Award vests, this Award will terminate at the same time as such termination. Important additional information on vesting and forfeiture of the Performance Shares covered by this Award including those due to changes in employment, including retirement, is contained in paragraphs 3 through 6 of Appendix A.

IN WITNESS WHEREOF, the Company and the Employee have executed this Agreement, in duplicate, to be effective as of the date first above written.

THE GAP, INC.

Dated:
Glenn K. Murphy
Chairman and Chief Executive Officer

My signature below indicates that I understand that this Award is 1) subject to all of the terms and conditions of this Agreement (including the attached Appendix A) and of the Plan, 2) not considered salary, nor is it a promise for future grants of Performance Shares, 3) not a term or condition of my employment with the Company, and 4) made at the sole discretion of the Company.

EMPLOYEE:

Dated:	Signature:

Address:

[1]	PERFORMANCE SHARES GRANTED BY THE GAP, INC. ARE GOVERNED SOLELY BY THE LAWS OF THE STATE OF CALIFORNIA AND THE UNITED STATES OF AMERICA

APPENDIX A

TERMS AND CONDITIONS OF PERFORMANCE SHARES

1. Grant of Performance Shares. The Company hereby grants to the Employee as a separate incentive in connection with his or her employment and not in lieu of any salary or other compensation for his or her services, an Award with respect to the number of Performance Shares set forth on page 1 of this Agreement, subject to all the terms and conditions in this Agreement and the Plan. Employee understands and agrees that this Award does not guarantee any future Performance Share grants and that grants are made at the sole discretion of the Company.

2. Company’s Obligation to Pay. On any date, a Performance Share has a value equal to the Fair Market Value of one Share. Unless and until a Performance Share has vested in accordance with the vesting schedule set forth on the first page of this Agreement, the Employee will have no right to payment of a Share with respect to the Performance Share. Prior to actual payment of any Shares pursuant to vested Performance Shares, each Performance Share represents an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

3. Vesting of Performance Shares and Issuance of Shares.

(a) Subject to paragraphs 4, 5 and 6, the Performance Shares subject to this Agreement will vest as to the number of Performance Shares, and on the dates shown, on the first page of this Agreement (each a “Vesting Date”), but in each case, only if the Employee has been continuously employed by the Company or by one of its Affiliates from the date of this Award until the applicable Vesting Date of the Performance Shares. If Employee is not employed on such date(s), the Award shall terminate, as set forth in paragraph 6.

(b) Upon each Vesting Date, one Share shall be issued for each Performance Share that vests on such Vesting Date, subject to the terms and provisions of the Plan and this Agreement.

(c) If the Committee, in its discretion, accelerates the vesting of the balance, or some lesser portion of the balance, of the Performance Shares, the payment of such accelerated Performance Shares nevertheless shall be made at the same time or times as if such Performance Shares had vested in accordance with the vesting schedule set forth on the first page of this Agreement (whether or not the Employee remains employed by the Company or by one of its Affiliates as of such date(s)).

(d) Notwithstanding the foregoing, if the Committee, in its discretion, accelerates the vesting of the balance, or some lesser portion of the balance, of the Performance Shares in connection with Employee’s Termination of Service (other than due to death and provided that such Termination of Service is a “separation from service” within the meaning of Section 409A) and if Employee is a “specified employee” within the meaning of Section 409A at the time of such Termination of Service, then any such accelerated Performance Shares otherwise payable within the six (6) month period following Employee’s Termination of Service instead will be paid on the date that is six (6) months and one (1) day following the date of Employee’s Termination of Service, unless the Employee dies following his or her Termination of Service, in which case, the accelerated Performance Shares will be paid to the Employee’s estate as soon as practicable following his or her death, subject to paragraph 7. Thereafter, such Performance Shares shall continue to be paid in accordance with the requirements of paragraph 3(c). For purposes of this Agreement, “Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and any final Treasury Regulations and other Internal Revenue Service guidance thereunder, as each may be amended from time to time (“Section 409A”).

(e) It is the intent of this Agreement to comply with the requirements of Section 409A so that none of the Performance Shares granted under this Agreement or the Shares issued in payment thereof will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply.

(f) No fractional Shares shall be issued under this Agreement.

4. Death. In the event of the Employee’s death, the remaining Performance Shares shall automatically and with no exercise of discretion by the Committee become fully vested on the date of death, provided that the Performance Goals have been achieved as of the date of death.

5. Retirement.

(a) A portion of the remaining Performance Shares automatically and with no exercise of discretion by the Committee shall become fully vested and applicable taxes shall be withheld by the Company or its designated Affiliate in accordance with paragraph 7 at the following time: (i) if the Performance Goals have been achieved before the Employee reaches Normal Retirement Age (as defined in GapShare or any successor retirement plan), on the later of the date the Employee reaches Normal Retirement Age or November 15th of the year in which Normal Retirement Age is reached; or (ii) if Normal Retirement Age is reached before the Performance Goals are achieved, on the later of the date the Performance Goals are achieved or November 15th of the year in which the Performance Goals are achieved. The portion of the remaining Performance Shares that vests in accordance with the preceding sentence shall have an aggregate market value sufficient to pay any taxes required to be withheld by the Company solely as a result of (a) the Employee’s becoming eligible to receive shares of common stock upon Retirement pursuant to paragraph 5(b), and (b) the vesting of such portion of the remaining Performance Shares.

(b) In the event of Retirement (as defined in the Plan), the remaining Performance Shares automatically and with no exercise of discretion by the Committee shall become fully vested on the date of Retirement, provided that the Performance Goals have been achieved on or before the date of Retirement. If Employee is a “specified employee” within the meaning of Section 409A at the time of Employee’s Retirement then the payment of such accelerated Performance Shares will not be made until the date six (6) months and one (1) day following the date of Employee’s Retirement.

6. Termination of Service. Notwithstanding any contrary provision of this Agreement, the balance of the Performance Shares that have not vested pursuant to paragraphs 3, 4 or 5 will be forfeited and cancelled automatically at the time of the Employee’s Termination of Service.

7. Withholding Taxes. The Employee agrees that the Company will withhold a portion of the Shares scheduled to be issued pursuant to vested Performance Shares that have an aggregate market value sufficient to pay the federal, state and local income, employment and any other applicable taxes required to be withheld by the Company or its designated Affiliate. The Company will only withhold whole Shares and therefore the Employee also authorizes deduction without notice from salary or other amounts payable to the Employee of cash in an amount sufficient to satisfy the Company’s remaining tax withholding obligation. Notwithstanding the previous two sentences, the Employee, if the Company in its sole discretion so agrees, may elect to furnish to the Company written notice, no more than 30 days and no less than 5 days in advance of a scheduled Vesting Date (or other required withholding event), of his or her intent to satisfy the tax withholding requirement by remitting the full amount of the tax withholding to the Company on the scheduled Vesting Date (or other required withholding event). In the event that Employee provides such written notice and fails to satisfy the tax withholding requirement by the Vesting Date (or other required withholding event), the Company shall satisfy the tax withholding requirement pursuant to the first two sentences of this paragraph.

8. Beneficiary Designation. Any distribution or delivery to be made to the Employee under this Agreement will, if the Employee is then deceased, be made to the Employee’s designated beneficiary, or if no such beneficiary survives the Employee, the person or persons entitled to such distribution or delivery under the Employee’s will or, if the Employee should fail to make testamentary disposition of such property, the executor of his or her estate. In order to be effective, a beneficiary designation must be made by the Employee in a form and manner acceptable to the Company. Any transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

9. Conditions to Issuance of Shares. The Shares deliverable to the Employee on the Vesting Date(s) may be either previously authorized but unissued Shares or issued Shares that have been reacquired by the Company. The Company shall not be required to issue any Shares hereunder so long as the Company reasonably anticipates that such issuance will violate Federal securities law or other applicable law; provided however, that in such event the Company shall issue such Shares at the earliest possible date at which the Company reasonably anticipates that the issuance of the shares will not cause such violation. For purposes of the previous sentence, any issuance of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Internal Revenue Code shall not be treated as a violation of applicable law.

10. Rights as Stockholder. Neither the Employee nor any person claiming under or through the Employee will have any of the rights or privileges of a stockholder of the Company in respect of any Performance Share unless and until Shares have been issued in accordance with paragraph 3, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Employee. Except as provided in paragraph 11, after such issuance, recordation, and delivery, the Employee will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

11. Changes in Stock. In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, split-up, Share combination, or other change in the corporate structure of the Company affecting the Shares, the Committee shall adjust the Performance Shares subject to the Award, in such manner as the Committee (in its sole discretion) shall determine to be appropriate.

12. Plan Governs. This Agreement is subject to all the terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan will govern. Terms used in this Agreement that are not defined in this Agreement will have the meaning set forth in the Plan.

13. Committee Authority. The Committee will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any portion of the Performance Share has vested). All actions taken and all interpretations and determinations made by the Committee in good faith will be final and binding upon the Employee, the Company and all other interested persons. No member of the Committee will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

14. No Modification of At-Will Status. The Employee understands and agrees that this Agreement does not impact in any way the right of the Company, or the Affiliate employing the Employee, as the case may be, to terminate or change the terms of the employment of the Employee at any time for any reason whatsoever, with or without good cause. The Employee understands and agrees that his or her employment is “at-will” and that either the Company or the Employee may terminate the Employee’s employment at any time and for any reason. The Employee also understands and agrees that his or her “at-will” status can only be changed by an express written contract signed by an authorized officer of the Company and the Employee.

15. Non-Transferability of Award. Except as otherwise herein provided, the Performance Shares herein granted and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of such Performance Share, or of any right or privilege conferred hereby, contrary to the provisions hereof, or upon any attempted sale under any execution, attachment or similar process upon the rights and privileges conferred hereby, such Performance Share and the rights and privileges conferred hereby will immediately become null and void.

16. Binding Agreement. Subject to the limitation on the transferability of the Performance Share contained herein, this Agreement shall be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the Employee and the Company.

17. Addresses for Notices. Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company, in care of its Legal Department, at The Gap, Inc., Two Folsom, San Francisco, California 94105, or at such other address as the Company may hereafter designate in writing. Any notice to be given to the Employee will be addressed to the Employee at the address set forth on the records of the Company. Any such notice will be deemed to have been duly given if and when enclosed in a properly sealed envelope, addressed as aforesaid, and deposited, postage prepaid, in a United States post office.

18. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

19. Agreement Severable. In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

20. Modifications to the Agreement. This Agreement constitutes the entire understanding of the parties on the subjects covered. The Employee expressly warrants that he or she is not accepting this Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Agreement or the Plan can be made only in an express written agreement executed by a duly authorized officer of the Company.

21. Amendment, Suspension or Termination of the Plan. By accepting this Award, the Employee expressly warrants that he or she has received a right to an equity based award under the Plan, and has received, read, and understood a description of the Plan. The Employee understands that the Plan is discretionary in nature and may be modified, suspended, or terminated by the Company at any time.

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